P.E. 3-25-02

UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

Dated as of March 25, 2002

NETIA HOLDINGS S.A.

(Translation of registrant's name into English)

UL. POLECZKI 13
02-822 WARSAW, POLAND

(Address of principal executive office)

[Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.]

Form 20-F ☑ Form 40-F ☐

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.] Yes ☐ No ☑

EXPLANATORY NOTE

Attached are the following items:

1. Press Release, dated March 20, 2002.
2. Press Release, dated March 20, 2002.

This current report on Form 6-K is hereby incorporated by reference into our Registration Statement on Form F-3 filed with the Securities and Exchange Commission on May 9, 2001 (File No. 333-13480).

netia

FOR IMMEDIATE RELEASE

Contact: Anna Kuchnio (IR)
+48-22-330-2061
Jolanta Ciesielska (Media)
+48-22-330-2407
Netia
- or -
Jeff Zelkowitz
Taylor Rafferty, London
+44-(0)20-7936-0400
- or -
Andrew Saunders
Taylor Rafferty, New York
212-889-4350

NASDAQ MAKES ANNOUNCEMENT REGARDING NETIA

WARSAW, Poland – March 20, 2002 – Netia Holdings S.A. ("Netia") (Nasdaq: NTIAQ, WSE: NET) announced today that The Nasdaq Stock Market made an announcement yesterday that the trading in Netia Holdings' American Depositary Shares on the Nasdaq National Market is scheduled to resume today at 8:00 a.m., New York time. Netia's trading on Nasdaq was previously halted after its filing of arrangement proceedings in Poland. Nasdaq also announced that its review of the continued listing status of Netia is ongoing. If Nasdaq determines to delist a company, the company will be notified in accordance with Nasdaq's rules and will be required to issue a press release announcing such determination. Nasdaq's rules further provide that a company can request a review of such a determination.

Some of the information contained in this news release contains forward-looking statements. Readers are cautioned that any such forward-looking statements are not guarantees of future performance and involve risks and uncertainties, and that actual results may differ materially from those in the forward-looking statements as a result of various factors. For a more detailed description of these risks and factors, please see the Company's filings with the Securities and Exchange Commission, including its Annual Report on Form 20-F filed with the Commission on April 30, 2001, its Current Report on Form 6-K filed with the Commission on May 15, 2001, its Current Report on Form 6-K filed with the Commission on August 7, 2001, its Current Report on Form 6-K filed with the Commission on November 6, 2001, and its Current Report on Form 6-K filed with the Commission on January 18, 2002. The Company undertakes no obligation to publicly update or revise any forward-looking statements

# # #

netia

FOR IMMEDIATE RELEASE

Contact: Anna Kuchnio (IR)
+48-22-330-2061
Jolanta Ciesielska (Media)
+48-22-330-2407
Netia
- or -
Jeff Zelkowitz
Taylor Rafferty, London
+44-(0)20-7936-0400
- or -
Andrew Saunders
Taylor Rafferty, New York
212-889-4350

NETIA ANNOUNCES PROPOSED RESOLUTIONS FOR EXTRAORDINARY GENERAL MEETING OF SHAREHOLDERS ON MARCH 27, 2002

WARSAW, Poland – March 20, 2002 – Netia Holdings S.A. (the "Company" or "Netia") (Nasdaq: NTIAQ, WSE: NET) today announced the proposed resolutions to be adopted by the Company's Extraordinary General Meeting of Shareholders on March 27, 2002.

As previously announced by Netia, the proposed resolutions concern, among other things, a conditional increase of the Company's share capital by up to PLN 83,222,437 through the issuance of ordinary bearer series "J" shares, with the aim of facilitating the issuance of warrants to existing shareholders (up to 64,848,652), as well as a stock option plan for Netia's key employees (up to 18,373,785). In accordance with the terms of the Restructuring Agreement, dated March 5, 2002, the Company will not allocate more than 5% of its post-restructuring share capital, before the issuance of warrants, to this stock option plan.

These proposed resolutions are the result of the terms of the Restructuring Agreement, as announced previously, and are subject to the approval of Netia's Supervisory Board. Prior to the Shareholders' Meeting on March 27, 2002, Netia's Management Board will present an opinion of the Supervisory Board on these issues.

Some of the information contained in this news release contains forward-looking statements. Readers are cautioned that any such forward-looking statements are not guarantees of future performance and involve risks and uncertainties, and that actual results may differ materially from those in the forward-looking statements as a result of various factors. For a more detailed description of these risks and factors, please see the Company's filings with the Securities and Exchange Commission, including its Annual Report on Form 20-F filed with the Commission on April 30, 2001, its Current Report on Form 6-K filed with the Commission on May 15, 2001, its Current Report on Form 6-K filed with the Commission on August 7, 2001, its Current Report on Form 6-K filed with the Commission on November 6, 2001, and its Current Report on Form 6-K filed with the Commission on January 18, 2002. The Company undertakes no obligation to publicly update or revise any forward-looking statements.

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: March 25, 2002.

NETIA HOLDINGS S.A.

By: ______________________
Name: Kjell-Ove Blom
Title: acting President

By: ______________________
Name: Avraham Hochman
Title: VP Finance